UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-39950

Evaxion Biotech A/S

(Exact Name of Registrant as Specified in Its Charter)

Dr. Neergaards Vej 5f

DK-2970 Hoersholm

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in Evaxion Biotech A/S’s registration statements on Form S-8 (File No. 333-255064), on Form F-3 (File No. 333-265132), on Form F-1, as amended (File No. 333-266050) and Form F-1 (File No. No. 333-276505), including any prospectuses forming a part of such registration statements and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Amendment to Articles of Association

As previously announced on February 6, 2024, Evaxion Biotech A/S (the “Company”) recently closed its public offering of 3,750,000 of its American Depositary Shares (“ADSs”) (or pre-funded warrants in lieu thereof) and warrants to purchase up to 3,750,000 ADSs at a combined public offering price of $4.00 per ADS (or pre-funded warrant in lieu thereof) and accompanying warrant.

In connection with the closing of its public offering, the Company registered aggregate share capital increases of nominal DKK 7,575,000 with the Danish Business Authority, with effective dates of February 1 and February 5, 2024, corresponding to an aggregate increase in the Company’s share capital to nominal DKK 48,115,546. This reflected issuances of 7,575,000 shares in connection with the public offering.

In addition, the Company registered an additional aggregate share capital increase of nominal DKK 1,975,000 ordinary shares with the Danish Business Authority, with effective date of February 5, 2024, corresponding to an aggregate increase in the Company’s share capital to nominal DKK 50,090,546, in connection with the exercise of a holder of pre-funded warrants conferring the right to subscribe 1,975,000 ordinary shares at an exercise price of $1.4537 per ADS with the terms set forth in detail on appendix 7 of the Articles of Association. The remaining prefunded warrants confer the right to subscribe 2,795,000 ADSs at an exercise price of $1.4537 per Warrant ADS.

The Articles of Association were also amended to set forth the terms and conditions of the pre-funded warrants sold in the public offering..

The Articles of Association were also amended to provide for the granting of 39,375,000 warrants, with the terms set forth in detail in appendix 8 and 9 of the Articles of Association. The Series A Warrants set forth in Appendix 8 have a term of 5 years and an exercise price of $4.00. The Placement Agent Warrants set forth in appendix 9 have a term of 5 years and an exercise price of $5.40.

Following the Public Offering the authorization in article 2.10 of the Articles of Association to grant warrants, hereunder pre-funded warrants to investors, lenders, consultants and/or advisors in the company is fully lapsed. Under the authorization in article 3.1 in the articles of association nominal DKK 20,325,000 shares are reserved for the issuance of shares in connection with the exercise of prefunded warrants.

The Company’s Articles of Association were amended as of February 5, 2024, to reflect a capital increase for these issuances of these ordinary shares and are attached hereto as Exhibit 1.1.

Exhibits

Exhibit
No.	Description
1.1	Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Evaxion Biotech A/S

Date: February 7, 2024	By:	/s/ Christian Kanstrup
Christian Kanstrup Chief Executive Officer